

Mail Stop 4631

October 16, 2017

Via E-mail
Mr. Andy Z. Fan
Chief Executive Officer
Sichuan Leaders Petrochemical Company
3904 US Highway 301 North
Ellenton, FL 34222

> **Re: Sichuan Leaders Petrochemical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed July 25, 2017**
> **File No. 0-54820**

Dear Mr. Fan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction